Exhibit (a)(1)(iv)

FRANKLIN BSP CAPITAL CORPORATION
U.S. regular mail: P.O. Box 219943, Kansas City, MO 64121-9865

U.S. overnight mail: c/o SS&C GIDS, Inc., 801 Pennsylvania Ave,

Kansas City, MO 64105-1407
T: Investor Relations at (844) 785-4393
W: www.fbccbdc.com

THIS IS NOTIFICATION OF THE ANNUAL REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.

March 5, 2026

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the annual tender offer (the “Offer”) by Franklin BSP Capital Corporation (the “Company”). The purpose of this Offer is to provide a measure of liquidity to stockholders since there is otherwise no public market. The Offer is for cash at a price per share equal to the Company’s net asset value per share as of December 31, 2025, and is made upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. The Offer period will begin on March 5, 2026 and end at 11:59 P.M. Eastern Time, on April 14, 2026. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to us will be processed promptly following the expiration of the Offer period.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE COMPANY’S NET ASSET VALUE PER SHARE AS OF DECEMBER 31, 2025, PLEASE DISREGARD THIS NOTICE.

We will contact you again each fiscal year to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at this time, please complete the Letter of Transmittal Form included with this letter and return it in the enclosed envelope. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that we are only offering to repurchase up to 2,500,000 shares of our issued and outstanding common stock, par value $0.001 per share (the “Shares”), which represents approximately 1.85% of the number of Shares outstanding as of December 31, 2025. During any calendar year, we intend to limit the number of Shares we offer to repurchase to the lesser of 10% of the weighted average number of Shares outstanding during the prior calendar year or the number of Shares the Company can repurchase with the cash retained as a result of issuing Shares under the distribution reinvestment plan to those stockholders who have elected to receive their distributions in the form of additional Shares rather than in cash during the applicable measurement period. For this offer, the applicable measurement period is the one-year period ended March 31, 2026, and the number of Shares the Company is offering to repurchase approximates the number of Shares the Company can repurchase with the cash retained from DRIP issuances during that period. The Company will disclose its net asset value per Share as of December 31, 2025, in an amendment to its Tender Offer Statement on Schedule TO prior to the expiration of the Offer, which will be filed with the SEC and mailed to stockholders.

All requests to tender Shares must be received in good order by the Company, at the address below, by 11:59 P.M. Eastern Time, on April 14, 2026.

U.S. standard mail:	Franklin BSP Capital Corporation P.O. Box 219943 Kansas City, MO 64121-9865
U.S. overnight mail:	Franklin BSP Capital Corporation c/o SS&C GIDS, Inc. 801 Pennsylvania Ave. Kansas City, MO 64105-1407

If you have any questions, please call your financial advisor or call us at (844) 785-4393.

Sincerely,
/s/ Richard J. Byrne
Richard J. Byrne
Chief Executive Officer and Chairman Franklin BSP Capital Corporation

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